March 26, 2007

VIA EDGAR Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0306 Attn: Mr. Mark Kronforst	OUR FILE NUMBER 0532350-00099 WRITER’S DIRECT DIAL (415) 984-8980 WRITER’S E-MAIL ADDRESS kdreyfus@omm.com

Re:	Magma Design Automation, Inc.

Form 10-K for Fiscal Year Ended April 2, 2006, Filed June 15, 2006

Form 8-K filed January 25, 2007

Ladies and Gentlemen:

This letter is submitted on behalf of Magma Design Automation, Inc., a Delaware corporation (the “Company”). This letter responds to the comments provided by the Staff in its letter, dated February 20, 2007 (the “Comment Letter”), to the Form 10-K for the fiscal year ended April 2, 2006, filed June 15, 2006 and the Form 8-K filed January 25, 2007. The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Form 10-K for the Year Ended April 2, 2006

1.	We note that you include revenues related to bundled license and PCS arrangements as part of the “licenses” caption within your statements of operations. Please provide us with the amounts of such revenue during each period presented and explain to us how you evaluated your compliance with Rule 5-03 of Regulation S-X given this commingling of product and service revenues. As part of your response, indicate whether you considered separately reporting the revenue related to the bundled arrangements.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the amount of license and PCS revenues during the fiscal years ended March 31, 2004, March 31, 2005 and April 2, 2006 (attached as Exhibit A). Such amounts have not been audited by the Company’s independent auditors. The Company in the past did not consider separately reporting the revenue related to the bundled arrangements because the

Securities and Exchange Commission, March 26, 2007 - Page 2

Company did not consider such a measurement relevant to gauge the Company’s performance and did not believe it was material to the Company’s investors.

In response to the Staff’s comment, the Company will include amounts for revenue and the related cost of revenue from bundled license and PCS arrangements that cannot be separated based on fair value in separate line items in its future filings. Such revenue will be separately classified under “bundled license and services revenue”. Beginning with its Form 10-K for the fiscal year ending April 1, 2007, the Company will include the following information for revenue and cost of revenue in its Consolidated Statements of Operations:

License revenue

Bundled license and services revenue

Services revenue

Cost of license revenue

Cost of bundled license and services revenue

Cost of services revenue

Form 8-K filed January 25, 2007

2.	We believe the columnar format of the “Non-GAAP Condensed Consolidated Statements of Operations” appearing in your earnings release furnished in Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

In response to the Staff’s comment, the Company will remove the presentation of non-GAAP financial information in the statement of operations format from future earnings releases furnished by Form 8-K. The Company is supplementally providing the Staff with its proposed substitute presentation, consisting of two tables, which reconcile the non-GAAP net income (loss) measure and the non-GAAP income/(loss) per share measure (attached as Exhibit B).

* * * *

Securities and Exchange Commission, March 26, 2007 - Page 3

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 984-8980.

Thank you.

Very truly yours,

/s/ Karen K. Dreyfus
Karen K. Dreyfus of O’Melveny & Myers LLP

cc:	Mr. Peter S. Teshima

(Magma Design Automation, Inc.)

Securities and Exchange Commission, March 26, 2007

EXHIBIT A

Bundled License and Service Revenue

Bundled License and Service Revenue	Year Ended April 2, 2006	Year Ended March 31, 2005	Year Ended March 31, 2004
(in thousands)
License revenue	$86,418	$75,518	$51,090
Bundled license and services revenue	52,833	48,477	49,297
Services revenue	24,793	21,946	13,342

Total revenue	$164,044	$145,941	$113,729

Securities and Exchange Commission, March 26, 2007

EXHIBIT B

Reconciliation of Third-Quarter GAAP and Non-GAAP Financial Results

Net Income (Loss) Reconciliation (in thousands)	Three Months Ended		Nine Months Ended
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
GAAP net loss	$(13,561)	$(8,068)	$(36,694)	$(14,711)
Cost of license:
Amortization of developed technology	7,964	6,524	22,699	16,952
Cost of service:
Stock-based compensation	288	4	974	51
Research and development expenses:
Stock-based compensation	1,150	813	4,757	3,608
Acquisition related expenses	769	485	2,371	1,251
In-process research and development	1,300	450	1,300	450
Sales and marketing:
Stock-based compensation	804	13	3,058	89
General and administrative:
Stock-based compensation	1,053	88	3,520	162
Legal settlement expenses	—	—	—	750
Amortization of intangible assets	2,923	2,682	8,735	9,152
Other income (expense):
Net gain on repurchase of convertible notes and loss on sale of marketable securities in conjunction with the repurchase	—	—	(4,809)	(8,120)
Loss on equity investments	132	343	440	854
Cumulative effect of change in accounting principle	—	—	(321)	—
Tax effect	(458)	124	(682)	405

Non-GAAP net income	$2,364	$3,458	$5,348	$10,893

Securities and Exchange Commission, March 26, 2007

Reconciliation of Third-Quarter GAAP and Non-GAAP Financial Results

Earnings/(Loss) Per Share Reconciliation	Three Months Ended		Nine Months Ended
	December 31, 2006	January 1, 2006	December 31, 2006	January 1, 2006
GAAP net loss per share	$(0.37)	$(0.23)	$(1.01)	$(0.43)
Cost of license:
Amortization of developed technology	0.21	0.19	0.62	0.50
Cost of service:
Stock-based compensation	0.01	—	0.03	—
Research and development expenses:
Stock-based compensation	0.03	0.02	0.13	0.11
Acquisition related expenses	0.02	0.01	0.07	0.04
In-process research and development	0.04	0.01	0.04	0.01
Sales and marketing:
Stock-based compensation	0.02	—	0.08	—
General and administrative:
Stock-based compensation	0.03	0.01	0.10	0.01
Legal settlement expenses	—	—	—	0.02
Amortization of intangible assets	0.08	0.08	0.24	0.27
Other income (expense):
Net gain on repurchase of convertible notes and loss on sale of marketable securities in conjunction with the repurchase	—	—	(0.13)	(0.24)
Loss on equity investments	—	0.01	0.01	0.02
Cumulative effect of change in accounting principle	—	—	(0.01)	—
Tax effect	(0.01)	—	(0.02)	0.01

Non-GAAP net income per share (basic)	$0.06	$0.10	$0.15	$0.32

Non-GAAP net income per share (diluted)	$0.06	$0.09	$0.13	$0.27

Basic shares used in calculation	37,072	34,470	36,289	34,237

Diluted shares used in calculation	41,240	40,052	40,864	39,937